Exhibit 99.1

No. 24/07

IAMGOLD EXPLORATION AND DEVELOPMENT PROJECT UPDATE

Toronto, Ontario, September 25, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide an update on the Company’s exploration and development projects.  Highlights include:

•	Board approves $19.6 million second half exploration budget
•	Drill results at Westwood including 6.0 metres averaging 12.7 g/t gold
•	Continuity of new oxide zone at Buckreef validated
•	New targets identified at Quimsacocha
•	Exploration to be reinitiated at Camp Caiman

Second Half Exploration Budget

In July, a $19.6 million exploration budget was approved and implemented for the second half of 2007.  The program and budget spans a range of both greenfield and near mine exploration in ten South American and African countries including aggressive programs on three advanced projects: Westwood, Quimsacocha and Buckreef.

Westwood

The Westwood Project is an advanced exploration project located on the producing Doyon complex in the Abitibi region of Northern Quebec.  This project contains over 3 million ounces and is still open at depth.

Drilling continues on this project to develop further resources.  Since the last press release results, 4,500 metres have been drilled.  Results for this drilling contain an intersection of 6.0 metre averaging 12.7 g/t gold from hole R14286-07.  Hole R14316-07 contains a 2.0 metre intercept averaging 2.3% zinc at a depth of over 750 metres.   These holes continue to confirm the higher grade nature of the gold intercepted in the Zone 2 Extension and increasing zinc values at depth in the Westwood Horizon.  The positive results from the scoping study completed in July were based on current operating costs and mining methods used at Doyon, and has resulted in the acceleration of the exploration program at Westwood.  The second half program is expected to include close to 12,000 metres  of drilling.  The objective of the program is to determine continuity of the known resource and discover additional higher grade resources. The optimization of the scoping study is ongoing.  Work on the two kilometre shaft sinking is expected to begin in 2009.

Significant drill results are presented in Table 1.  Additional information can be found in Figures 1, 2 and 3, which are also available on the Company’s website www.iamgold.com.

Quimsacocha

The Quimsacocha project is an exploration and development stage project located in Southern Ecuador.   With a known indicated resource of over 3.3 million ounces, work on the prefeasibility study began earlier this year and is scheduled for completion in March of 2008.  Exploration continues to further define and develop additional resources.

The 100 kilometre IP(inverse polarity) - Resistivity survey, initiated in the second half of 2007 is now 67% complete and has defined two new anomalies at Loma Tasqui and enlarged the prospective target area at Rio Falso Sur.  The survey will be completed in November.  In addition, two machines are currently drilling at Rio Falso Sur as part of the 8,000 metre, $2.7 million second half exploration program.

Buckreef

The Buckreef project is an advanced exploration project located in the Lake Victoria Goldfields of northern Tanzania.  During the first half of 2007, 26,000 metres of reverse circulation drilling was completed.  This program validated the continuity of a new oxide zone with a strike length of more than 400 metres that lies outside of the known resource areas.  This prospective new resource will be drilled as part of the second half $2.9 million, 8,500 metre exploration plan.  The current program includes regional exploration testing 7 of 20 new targets and additional detailed metallurgical studies required for a prefeasibility study.  The decision to formally undertake the prefeasibility will be made by the end of 2007.

Camp Caiman

The Camp Caiman Project is a development stage project located in French Guiana.  The project is currently awaiting the approvals required to begin construction, a decision on these permits is expected in November 2007.  The 2005 Feasibility study was updated earlier this year.  The pre-production capital is now estimated to be $147 million. This represents a 24% increase from the original study and does not include the $13 million already spent on equipment.  Cash costs are expected to average $320/oz when commercial production is achieved in 2010, according to the updated study.  Expected production costs have increased by 20% from costs estimated in 2005.  The capital and production cost increases can be attributed to higher oil and input prices as well as a strengthened Euro exchange rate.

Exploration on the regional concessions, 10 kilometres to the west of the known resource will be reinitiated following a three year hiatus.  The program consists of spending $1.0 million to upgrade and refine known targets in preparation for a late 2007 – early 2008 drill program.

La Arena

The La Arena Project is a development stage gold and copper project located in Northern Peru.  The project was acquired as part of a transaction that closed in late 2006, shortly before the completion of the prefeasibility study in November.  Earlier in the year exploration success and external interest expressed in the project, has shifted focus to other priorities and, as such, has prompted the Company to take the decision to divest of this project.  An investment banking firm has been engaged to assist in the sale process which is expected to be completed by year end.

TABLE 1: RECENT DRILLING RESULTS FROM WESTWOOD EXPLORATION PROGRAM (SINCE JUNE 2007)

hole #	Intersection				Zone 2 Extension			North Corridor			Westwood Horizon
	from (m)	to (m)	Core length (m)	True width (m)	Au	Cu	Zn	Au	Cu	Zn	Au	Cu	Zn
					g/t	%	%	g/t	%	%	g/t	%	%
R14243A-07	954.5	955.5	1.0	0.7							0.2	0.1	0.0
R14286-07	398.0	404.0	6.0	5.9	12.7	-	-
	Incl. 401	402.0	1.0	1.0	37.2	-	-
	586.0	587.5	1.5	1.5				2.9	-	-
	644.5	646.5	2.0	2.0							0.9	0.0	1.1
R14308-07	357.5	359.0	1.5	1.5	0.9	-	-
	524.5	526.0	1.5	1.5				9.2	-	-
	575.0	576.0	1.0	1.0				10.7	-	-
	615.0	630.5	15.5	15.4							0.3	0.0	0.2
R14316-07	477.5	478.5	1.0	0.8	0.7	-	-
	769.5	771.5	2.0	1.7							4.8	0.1	2.3
R14340-07	521.5	522.5	1.0	0.7	15.3	1.0	0.0
	630.0	631.0	1.0	0.7				10.6	-	-
	665.5	682.5	17.0	11.5							0.2	0.0	0.1
R14341-07	437.0	438.0	1.0	0.7	5.1	-	-
	540.0	541.5	1.5	1.1	6.0	-	-
	720.0	721.0	1.0	0.7				12.4	-	-
	725.0	726.0	1.0	0.7				4.8	-	-
	843.0	850.0	7.0	5.1							0.3	0.0	1.1
R14242A-07	1529.5	1566.0	36.5	20.9				2.0	0.1	0.1
	Incl. 1544.0	1548.0	4.0	2.3				10.7	0.1	0.0
	Incl. 1544.0	1545.0	1.0	0.6				30.0	0.1	0.0
	1644.5	1659.0	14.5	9.0							0.2	0.0	0.2
	1677.0	1706.0	29.0	18.8							0.2	0.1	0.1
R14366-07	567.0	568.0	1.0	0.5	2.7	-	-
	740.0	741.0	1.0	0.6				10.9	1.1	0.0
	912.0	919.0	7.0	3.9							7.2	0.1	1.5
	Incl. 915.0	916.0	1.0	0.6							15.2	0.0	2.1
R14367-07	594.0	596.0	2.0	0.8	28.7	0.0	0.2
	Incl. 594.0	595.0	1.0	0.4	38.7	0.0	0.4
	635.0	636.0	1.0	0.4	15.1	0.0	0.0

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The drilling program at Westwood, attributed in this release, was carried out by IAMGOLD employees, under the supervision of Ms. Nicole Houle, Geologist – Doyon Division.  Ms. Houle is a qualified persons (as defined by National Instrument 43-101) with more than 20 years of experience in mine and exploration geology.  The technical information has been included herein with the consent and prior review of the above noted qualified persons.  The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

Cautionary Note

This assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that this preliminary assessment will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Figure 1

W
Doyon Mine
Zone 2 Extension
E
5000 m
Main Pit
Zone 1
Zone 2
Level 8
Level 14
Exploration Drift
4000 m
3000 m
Doyon Fault
Bousquet Fault
Doyon Property Limit
Diabase Dyke
5327 E - 08/2007
R14306-07
R14286-07
R14376-07
R14341-07
R14349-07
R14366-07
R14282-07
in progress
R14367-07
R14404-07
in progress
R14342C-07
in progress
R14381B-07
in progress
Fault
NEW
ZONE 2 - Extension
Legend
Previous drill hole
Drill hole in progress
Recent hole below 1g/t Au
Recent hole between 1 and 3 g/t
Recent hole between 3 and 10 g/t Au
Recent hole above 10 g/t Au
(only values above 15 gAu are shown)
(Color code based on a 3m minimum core length)
0
250m
3000E
4000E
5000E
6000E

Doyon Mine - Westwood Project
Detailed Longitudinal Section – Zone 2 Extension

Figure 2

W
Doyon Mine
North Corridor
E
5000 m
4000 m
3000 m
Main Pit
Zone 2
Zone 1
Level 8
Level 14
Exploration Drift
Doyon Fault
Bousquet Fault
Diabase Dyke
Doyon Property Limit
NEW NORTH CORRIDOR ZONE
R14404-07 In progress
R14392-07 In progress
R14357-07 standby
R14201B-07 In progress
R14242C-07 In progress
R14215-07
R14345-07
R14341-07
R14369-07
R14286-07
R14308-07
R14242A-07
Legend
Previous drill hole
Drill hole in progress
Recent hole below 1g/t Au
Recent hole between 1 and 3 g/t
Recent hole between 3 and 10 g/t Au
Recent hole above 10 g/t Au
(only grades over 15 gAu/t are shown)
(Color code based on a 3m minimum core length)
0
250m
3000E
4000E
5000E
6000E
Doyon Mine - Westwood Project
Detailed Longitudinal Section – North Corridor

Figure 3